UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 14D-9

(Rule 14d-101)

Solicitation/Recommendation Statement

Under Section 14(d)(4) of the Securities Exchange Act of 1934

Amendment No. 4

BLYTH, INC.

(Name of Subject Company)

BLYTH, INC.

(Name of Persons Filing Statement)

Common Stock, par value $0.02 per share

(Title of Class of Securities)

09643P207

(CUSIP Number of Class of Securities)

Michael S. Novins

Vice President and General Counsel

Blyth, Inc.

59 Armstrong Road

Plymouth, Massachusetts 02360

(508) 830-3100

(Name, address and telephone numbers of person authorized to receive notice and communications on behalf of the persons filing statement)

With copies to:

David E. Shapiro

Marshall P. Shaffer

Wachtell, Lipton, Rosen & Katz

51 West 52nd Street

New York, New York 10019

(212) 403-1000

☐	Check the box if the filing relates solely to preliminary communications made before the commencement of a tender offer.

This Amendment No. 4 (“Amendment No. 4”) amends and supplements Item 8 and Item 9 in the Solicitation/Recommendation Statement on Schedule 14D-9 filed by Blyth, Inc. (the “Company”) with the U.S. Securities and Exchange Commission on September 15, 2015 (as amended and supplemented from time to time, the “Schedule 14D-9”). The Schedule 14D-9 relates to the tender offer by CB Shine Merger Sub, Inc., a Delaware corporation (“Merger Sub”), to purchase all of the Company’s outstanding common stock, par value $0.02 per share (the “Shares”) for $6.00 per Share, net to the seller in cash, without interest, less any applicable withholding taxes, upon the terms and subject to the conditions set forth in the Offer to Purchase, dated September 14, 2015 (as amended or supplemented from time to time, the “Offer to Purchase”), and in the related Letter of Transmittal, as amended or supplemented from time to time. According to the Offer to Purchase, Merger Sub is a direct wholly owned subsidiary of CB Shine Holdings, LLC, a Delaware limited liability company (“Parent”), and Parent is a direct wholly owned subsidiary of Carlyle U.S. Equity Opportunity Fund, L.P., a Delaware limited partnership.

Except as otherwise set forth below, the information set forth in the Schedule 14D-9 remains unchanged and is incorporated herein by reference as relevant to items in this Amendment No. 4. Capitalized terms used but not otherwise defined herein have the meanings ascribed to such terms in the Schedule 14D-9.

Item 8. Additional Information to be Furnished.

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the subsection captioned “Certain Litigation” as follows:

“Certain Litigation.

Following the announcement of the Merger, six putative class action complaints captioned Gauthier v. Blyth, Inc., et al., Civil Action No. 11464 (the “Gauthier Complaint”), Kullman v. Blyth, Inc., et al., Civil Action No. 11479 (the “Kullman Complaint”), Stanton v. Blyth, Inc., et al., Civil Action No. 11507-VCG (the “Stanton Complaint”), Raftery v. Goergen, et al., Civil Action No. 11520 (the “Raftery Complaint”), Berry v. Goergen, et al., Civil Action No. 11543 (the “Berry Complaint”), and Nguyen v. Blyth, Inc., et al., Civil Action No. 11547 (the “Nguyen Complaint”), were filed in the Court of Chancery of the State of Delaware and one putative class action complaint captioned Thamert v. Blyth, Inc., et al., FST-CV15-6026426-S (the “Thamert Complaint”), was filed in the State of Connecticut Superior Court, Judicial District of Stamford.

The complaints name as defendants Blyth, members of the Blyth board of directors, Carlyle Group L.P., Parent and Merger Sub. The complaints generally allege that the members of the Blyth board of directors breached their fiduciary duties to Blyth’s stockholders by entering into the Merger Agreement and approving the Merger, and that Carlyle Group L.P., Parent and Merger Sub aided and abetted such breaches of fiduciary duties. The complaints further allege, among other things, (i) that the Merger Consideration undervalues Blyth, (ii) that the Merger Agreement is the product of a flawed process due to violations of fiduciary duties owed to plaintiffs and the Class, (iii) that certain provisions of the Merger Agreement inappropriately favor Carlyle Group L.P. and preclude or impede third parties from submitting potentially superior proposals, and (iv) that Blyth’s Schedule 14D-9 filed on September 15, 2015 did not disclose certain material information.

The complaints seek, among other relief: (i) injunctive relief preliminarily and permanently enjoining the Merger, (ii) rescission of the Merger in the event it is consummated, (iii) rescissory damages and an accounting of all the damages suffered as a result of the alleged wrongdoing, and (iv) reimbursement of fees and costs. The defendants believe that the claims asserted against them in the complaints are without merit.

The foregoing summary is qualified in its entirety by reference to the Gauthier Complaint, the Kullman Complaint, the Stanton Complaint, the Thamert Complaint, the Raftery Complaint, the Berry Complaint and the Nguyen Complaint, copies of which are filed as Exhibits (a)(5)(B)-(H) to this Schedule 14D-9, respectively.”

Item 8 of the Schedule 14D-9 is hereby amended and supplemented by restating in its entirety the subsections captioned “Regulatory Approvals—Germany” and “Regulatory Approvals—Austria” as follows:

“Germany.

The purchase of Shares in the Offer is subject to review by the German Federal Cartel Office (“FCO”). Pursuant to the German Act against Restraint of Competition, the Offer and the Merger may not be consummated until they have been notified to and cleared by the FCO or if the maximum periods scheduled for the implementation of a merger control proceeding have expired. After submission of the merger filing, the FCO must clear the Offer and the Merger within one (1) month or open main examination proceedings by informing Parent and Blyth within such period. In the latter case, the FCO must decide whether to clear or prohibit the proposed merger within a period of four (4) months from receipt of the original notification or within such longer review period as may be agreed with Parent and Blyth. Parent and Blyth filed the required notice forms with the FCO on September 7, 2015. On September 28, 2015, the FCO cleared without conditions the acquisition of Shares pursuant to (i) the Offer and (ii) the Merger under the German Act Against Restraints of Competition. Accordingly, the condition to the Offer relating to obtaining the approval of the FCO has been satisfied.

Austria.

The purchase of Shares in the Offer is subject to review by the Austrian Federal Competition Authority (“FCA”). Pursuant to the Austrian Cartel Act, notification to the FCA of the Offer and the Merger is required and the Offer and the Merger may not be consummated before the expiration of a four (4) week waiting period, or upon a waiver by the FCA and the Austrian Federal Cartel Prosecutor of their right to file a motion with the Austrian Cartel Court to review the transactions. In the event the FCA or the Austrian Federal Cartel Prosecutor files a motion with the Austrian Cartel Court to review the Offer or the Merger, the waiting period may be extended for up to five (5) additional months. There can be no assurance that the FCA will accept the filings, will not extend the deadlines or will not challenge the acquisition of the Shares on competition or other grounds or, if such a challenge is made, of the results thereof. Parent and Blyth filed the required notice forms with the FCA on September 7, 2015.

If the FCA or any foreign governmental authority initiates an action to block the Offer or the Merger and an order is issued prohibiting the Offer or the Merger, Parent and Blyth may not be obligated to consummate the Offer or the Merger.”

Item 9. Material to be Filed as Exhibits.

Item 9 of the Schedule 14D-9 is hereby amended and supplemented by adding to the list of Exhibits immediately following the Exhibit listed as Exhibit (a)(5)(F) the Exhibit as follows:

(a)(5)(G)	Complaint filed by Roger Berry in the Court of Chancery of the State of Delaware, dated September 25, 2015.

(a)(5)(H)	Complaint filed by Heidi Nguyen in the Court of Chancery of the State of Delaware, dated September 25, 2015.

SIGNATURE

After due inquiry and to the best of my knowledge and belief, I certify that the information set forth in this Statement is true, complete and correct.

Dated: September 28, 2015

BLYTH, INC.

By:	/s/ Robert B. Goergen, Jr.
Name:	Robert B. Goergen, Jr.
Title:	Chief Executive Officer and President